UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                             EVOLVING SYSTEMS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    30049R100
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                                 (CUSIP Number)

                                C. Robert Coates
                          14755 Preston Road, Suite 525
                               Dallas, Texas 75254
                                  972-755-2100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 30049R100
                               -------------------

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1    NAME OF REPORTING PERSON
         Management Insights, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        75-1730160

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [  ]
                                                                       (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
                  OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas

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                               7    SOLE VOTING POWER
NUMBER OF SHARES                    -0-
BENEFICIALLY                    _______________________________________________
OWNED BY EACH                  8    SHARED VOTING POWER
REPORTING PERSON                    1,276,500
WITH                            _______________________________________________
                               9    SOLE DISPOSITIVE POWER
                                    -0-
                                -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    1,276,500

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,500

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.68%

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14   TYPE OF REPORTING PERSON

         CO

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


                                  SCHEDULE 13D

                               CUSIP No. 30049R100
                               -------------------

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1    NAME OF REPORTING PERSON
         Robert Coates (1)

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [  ]
                                                                      (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                  N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                               7    SOLE VOTING POWER
NUMBER OF SHARES                    43,400
BENEFICIALLY                    _______________________________________________
OWNED BY EACH                  8    SHARED VOTING POWER
REPORTING PERSON                    1,276,500
WITH                            _______________________________________________
                               9 SOLE DISPOSITIVE POWER
                                    43,400
                                -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    1,276,500

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,319,900

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.00%

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14   TYPE OF REPORTING PERSON

         IN

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(1) By virtue of their ownership of Management Insights, Inc., Robert Coates and
Suzanne Coates may be deemed to be the beneficial owners of the common stock of Evolving Systems, Inc. directly owned by Management Insights, Inc.

                                  SCHEDULE 13D

                               CUSIP No. 30049R100
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         Suzanne Coates (1)

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        N/A

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [  ]
                                                                      (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                  N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                               7    SOLE VOTING POWER
NUMBER OF SHARES                    -0-
BENEFICIALLY                    _______________________________________________
OWNED BY EACH                  8    SHARED VOTING POWER
REPORTING PERSON                    1,276,500
WITH                             _______________________________________________
                               9    SOLE DISPOSITIVE POWER
                                    -0-
                                 -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    1,276,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.68%

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14   TYPE OF REPORTING PERSON

         IN

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(1) By virtue of their ownership of Management Insights, Inc., Robert Coates and
Suzanne Coates may be deemed to be the beneficial owners of the common stock of Evolving Systems, Inc. directly owned by Management Insights, Inc.

                                  SCHEDULE 13D

Item 1.  Security and Issuer

               This Schedule 13D relates to the shares of common stock of Evolving Systems, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 9777 Mt. Pyramid Court, Englewood, Colorado 80112.

Item 2.  Identity and Background

               (a), (b) & (c)

               This statement is filed by Management Insights, Inc., Robert Coates and Suzanne Coates (hereinafter known as the "Reporting Persons"). Management Insights is principally engaged in the business of tax consulting. Robert Coates and Suzanne Coates are the only shareholders of Management Insights, Inc. Robert Coates is the President of Management Insights, Inc. Suzanne Coates is Secretary of Management Insights, Inc. The address of Management Insights, Inc. is 14755 Preston Road, Suite 525, Dallas, Texas 75254. Robert Coates and Suzanne Coates are the only members of the Management Insights, Inc. board of directors.

               (d) & (e)

               During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

               (f) Management Insights, Inc. is a corporation duly incorporated under the laws of the state of Texas. Robert Coates and Suzanne Coates are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

               Robert Coates purchased 35,000 shares of common stock of the Issuer at $.59 per share on December 6, 2001. Management Insights, Inc. purchased 250,000 shares of common stock of the Issuer at $.71 per share on December 28, 2001. Both Robert Coates and Management Insights, Inc. used cash to finance the purchases.

Item 4.  Purpose of Transaction

         The market value of the common stock of the Issuer has been steadily decreasing. As an interested and significant shareholder, the Reporting Persons will take all actions necessary as may be deemed appropriate to protect their investment in the Issuer. Subject to a continuing review of the business prospects of the Issuer and depending on market conditions, economic conditions and other relevant factors, the Reporting Persons may determine to increase, decrease or entirely dispose of their holdings in the Issuer, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of the Issuer for investment, or acquire or seek to acquire control of the Issuer by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as they may consider desirable.

Item 5.  Interest in Securities of the Issuer

(a) - (b) Management Insights, Inc. directly owns 1,276,500 shares of common stock of the Issuer, or approximately 9.68%. Since Robert Coates and Suzanne Coates have the power to direct the affairs of Management Insights, Inc., they may be deemed to be beneficial owners of the common stock of the Issuer directly owned by Management Insights, Inc.

         Robert Coates directly owns 43,400 shares of common stock of the Issuer, or approximately .33%, over which he has sole voting and dispositive power.

(c) On December 6, 2001, Robert Coates purchased 35,000 shares of common stock of the Issuer at $.59 per share on the open market. On December 28, 2001, Management Insights, Inc. purchased 250,000 shares of common stock of the Issuer at $.71 per share on the open market.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Management Insights, Inc. is a Texas corporation that has Robert Coates and Suzanne Coates as its only shareholders. Robert Coates is President of Management Insights, Inc., and Suzanne Coates is Secretary of Management Insights, Inc.

Item 7.  Material to be Filed as Exhibits

               None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2002


                                           MANAGEMENT INSIGHTS, INC.



                                           By: /s/ Robert Coates
                                               ---------------------------------
                                           Name: Robert Coates
                                           Title:   President


                                           /s/ Robert Coates
                                           -------------------------------------
                                           Robert Coates

                                           /s/ Suzanne Coates
                                           -------------------------------------
                                           Suzanne Coates